December 23, 2014

VIA EDGAR Mr. Patrick Gilmore Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549

Re:	PFSweb, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-28275

Dear Mr. Gilmore:

On behalf of PFSweb, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Securities and Exchange Commission contained in your letter dated November 17, 2014. For your convenience, we have set forth below the comments in italics, followed by the Company’s responses thereto. Based on the Company’s responses, we do not believe any amendment to the above referenced filing is required.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue and Cost Recognition, page 41

1.	We note your response to prior comment 1 and your statement that “in future filings [you] will include a disclosure that the selling prices are determined based on management’s estimates.” Please provide us with your proposed disclosure to be included in future filings. Ensure that the proposed disclosure describes the factors considered in determining your best estimate of selling price for each deliverable.

Response.

The Company included the updated disclosure in its Form 10-Q for the quarterly period ended September 30, 2014, as filed on November 14, 2014 as indicated by the following specific excerpt from its Form 10-Q, Note 2, Significant Accounting Policies, Revenue and Cost Recognition, page 10:

Mr. Patrick Gilmore

December 23, 2014

“The Company evaluates its contractual arrangements to determine whether or not they include multiple service elements. Revenue recognition is determined for the separate service elements of the contract in accordance with the requirements of Accounting Standards Codification 605, ‘Revenue Recognition.’ A deliverable constitutes a separate unit of accounting when it has standalone value and there are no return rights or other contingencies present for the delivered elements. The Company allocates revenue to each element based on estimated selling price. Each of the Company’s client contracts, and the related services, is unique, with individual needs and criteria customized for each client. Each client engagement is scoped and priced separately and as such the Company is not able to establish vendor specific objective evidence of fair value for its services, nor is third-party evidence is available to establish standalone selling prices. Accordingly the Company uses management’s best estimate of selling price for the deliverables. The Company establishes its estimates considering internal factors such as margin objectives, pricing practices and controls as well as market conditions such as competitor pricing strategies.”

2.	We note your response to prior comment 2 that you believe the contract term serves as the best estimate of the expected relationship term since it is common for contracts to not be renewed beyond the initial term. Tell us what percentage of your customers renewed their contracts beyond the initial term for each year presented to support your assertion that the contract term serves as the best estimate of the expected customer relationship period. In addition, tell us how the average customer life compares to the average contractual period so that we may further evaluate your accounting.

Response.

The Company generally has a relatively low number of contacts that have an original contract termination date ending in any particular year. Additionally, the Company has not observed a consistent historical trend of contract renewals. For example, of the eleven contracts with an original end date in 2014, five were terminated before the original contract end date and one did not renew beyond the original contract end date. Of the seven contracts with an original end date in 2013, four were terminated before the original contract end date and one did not renew beyond the original contract end date. In contrast, of the nine contracts with an original end date in 2012 all but one were renewed for some period. Given this lack of consistent renewal trend, the Company performs an analysis to determine the appropriate recognition period for set-up and integration revenues and costs based on the estimated related performance period as outlined by SAB 104. This analysis includes segmenting the contract population to determine the appropriate performance period based on the duration of the customer relationship when considering terminations before the original contract end date, terminations at the original contract end date and contract renewals. The average performance period is then determined.

Based on this analysis, the difference between the average performance period and the average original contract term is approximately one year. Set-up and integration services revenues are generally not significant to overall contract revenues accounting for less than 3% of total revenues for both 2013 and 2012. As a result of these factors and the qualitative factors discussed below we believe use of the original contract term as the recognition period has been appropriate. We will continue to evaluate the appropriate performance period and in future filings we will clarify that set-up and integration revenues and related costs are deferred over the estimated performance period as provided for in SAB 104.

Mr. Patrick Gilmore

December 23, 2014

Footnote 39 of SAB Topic 13.A.3.f states, “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).”

Set-up and integration services include certain technology infrastructure and development efforts to build the solution and integrate the Company’s systems with the client’s system. Given the rapidly changing nature of the applicable technology and systems, the Company believes that these services have a relatively short benefit period – or useful life – and thus that there is a maximum period over which the revenues and costs should be recognized. The Company typically enters into multi-year contracts of three- to five-years. And while a client may enter into one or multiple renewals, given technology changes, the Company’s believes that the primary benefits of the initial set-up and integration services does not extend beyond the original contract term.

Further, these set-up and integration services are highly customized in nature and are performed to facilitate the Company’s ongoing distribution, order management and customer care services. Fees for these services are charged based on the original contract term such that clients are not obligated to renew the contracts simply to recognize the economic benefit of the set-up and integration services, which is evidenced by significant number of clients that terminated their contracts early for the reporting periods. Additionally, if the Company were to reduce on-going fees upon renewal, it would be a result of changes in the client’s business and not a result of exiting the recoupment period for any initial set-up and integration services. As such, subsequent renewals are not priced at a bargain.

When evaluating the amortization period for these amounts and considering the rapidly changing nature of technology and systems, the Company believes the maximum benefit period for the set-up and integration services would be the original contract term plus one renewal period and has incorporated this assumption into the analysis of the appropriate recognition period for these amounts. Renewals are usually assumed to be a one- to three-year renewal unless otherwise specified in the contract. Renewal terms are generally not negotiated at contract initiation. Instead, an updated business review will generally occur whereby both parties revisit the then current state of the client’s operations to agree on renewal contract terms.

Based on these factors and given the unique nature of each contractual relationship, the Company believes that the contract term has served as the best indicator of the expected related performance period and thus recognizes deferred start-up fees and costs over this period.

Note 5. Stock and Stock Options

Stock Options, page 49

Mr. Patrick Gilmore

December 23, 2014

3.	We have reviewed your response to prior comment 3 and note your disclosure does not explain the reasons why you use the simplified method to determine the expected term for your stock options. Please revise your disclosure to include the reasons why the simplified method was used. Refer to the Interpretive Response to Question 6 of SAB Topic 14.D.2.

Response.

The Company will include the following disclosure in its Form 10-K for the year ending December 31, 2014:

“The expected life of options has been computed using the simplified method, which the Company uses as it does not believe it has established a consistent exercise pattern to accurately estimate the expected term of stock options.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 881-2900 if you have any questions or require any further information.

Very truly yours,

/s/ Thomas J. Madden

Thomas J. Madden

Executive Vice President

Chief Financial Officer